July 8, 2025

Nathan R. Bennett
Chief Financial Officer
Energy Fuels Inc.
225 Union Blvd., Suite 600
Lakewood, Colorado 80228

       Re: Energy Fuels Inc.
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed February 26, 2025
           File No. 001-36204
Dear Nathan R. Bennett:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation